GlobalFoundries Announces Pricing of $950 Million Secondary Offering of Ordinary Shares, Including Concurrent $200 Million Share Repurchase

Malta, NY, May 22, 2024 – GlobalFoundries Inc. (“GlobalFoundries” or “GF”) (Nasdaq: GFS), today announced the pricing of a secondary public offering of $950 million of its ordinary shares at a price to the public of $50.75 per share (including a $200 million share repurchase, as described below). All of the shares in the offering are being offered by Mubadala Technology Investment Company (the “Selling Shareholder”). The Selling Shareholder is a wholly owned subsidiary of Mubadala Investment Company PJSC (which, together with its affiliates, is GlobalFoundries’ largest shareholder). The Selling Shareholder has also granted the underwriters a 30-day option to purchase up to an additional $112.5 million of GlobalFoundries’ ordinary shares (equal to 15% of the initial ordinary shares being sold to the public) at the public offering price minus underwriting discounts and commissions. The offering is expected to close on May 28, 2024, subject to customary closing conditions.

GlobalFoundries is not selling any ordinary shares in the offering and will not receive any proceeds from the sale of the shares being offered by the Selling Shareholder.

GlobalFoundries has agreed to concurrently repurchase from the underwriters $200 million of the Selling Shareholder’s ordinary shares that are subject to the offering at a price per share equal to the public offering price for the offering (the “Share Repurchase”). GlobalFoundries intends to fund the Share Repurchase with cash on its balance sheet. GlobalFoundries expects the closing of the Share Repurchase to occur substantially simultaneously with the closing of the offering. The closing of the Share Repurchase is conditioned on the closing of the offering. The closing of the offering is not conditioned on the closing of the Share Repurchase. The underwriters are not receiving any discount or commission with respect to the ordinary shares being repurchased by GlobalFoundries pursuant to the Share Repurchase.

Morgan Stanley & Co. LLC and BofA Securities are acting as book-running managers for the offering. Citigroup, Goldman Sachs & Co. LLC and J.P. Morgan are acting as active book-running managers for the offering. Deutsche Bank Securities, Evercore ISI and HSBC Securities (USA) Inc. are acting as additional book-running managers for the offering. Baird, Needham & Company, Raymond James, Wedbush Securities, Drexel Hamilton and Siebert Williams Shank are acting as co-managers for the offering.

The offering of these securities is being made only by means of a prospectus. A registration statement relating to these securities has been filed with the Securities and Exchange Commission (the “SEC”) and has become effective. A preliminary prospectus supplement and accompanying prospectus relating to the offering has been filed, and a final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC. Copies of the final prospectus supplement and the accompanying prospectus relating to this offering may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com; BofA Securities, Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, or by email at dg.prospectus_requests@bofa.com; or by accessing the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About GlobalFoundries

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers.

GlobalFoundries Inc., GF, GlobalFoundries, the GF logos and other GF marks are trademarks of GlobalFoundries Inc. or its subsidiaries. All other trademarks are the property of their respective owners.

Forward-Looking Statements
This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding the expected completion of the offering and the Share Repurchase. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown including regarding market conditions, our business and the Selling Shareholder. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2023 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission. Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

Investor Contact:                                     Media Contact:
ir@gf.com                              erica.mcgill@globalfoundries.com